Exhibit 99.2

ROXE HOLDING INC

UNAUDITED CONSOLIDATED COMBINED BALANCE SHEET

	June 30, 2023 Unaudited	December 31, 2022 Audited
Assets
Current assets
Cash and cash equivalents	8,416	7,694
Accounts receivables, net	52,277	52,277
Prepaid expenses	-	51,767
Other receivables	86,659	108,849
Total Current assets	147,351	220,587
Digital Assets	6,121	8,410
Property and equipment, net	6,063	1,846
Intangible assets, net	3,734,324	4,196,924
Right of use assets	1,168,134	1,298,983
Total assets	5,061,994	5,726,750

Liabilities and Equity
Current liabilities
Accounts payable and accrued expenses	2,134,637	2,103,539
Tax payable	-	-
Other payables	200,589	167,784
Current lease liabilities	313,040	303,544
Total current liabilities	2,648,266	2,574,867
Non-current lease liabilities	1,061,150	1,219,288
Total liabilities	3,709,416	3,794,155

Equity
Class A common stock, $0.00002 par value, 10,000,000 shares authorized and 10,000,000 shares issued and outstanding at December 31, 2022 and June 30, 2023	200	200
Class B common stock, $0.00002 par value, 240,000,000 shares authorized and 209,005,594 shares issued and outstanding at December 31, 2022 and June 30, 2023	4,180	4,180
Additional paid-in capital	10,245,550	10,323,586
Accumulated deficit	(8,897,623)	(8,414,457)
Accumulated other comprehensive (loss)/income	270	19,086
Total Roxe Stockholder’s equity	1,352,578	1,932,595
Total liabilities and equity	5,061,994	5,726,750

ROXE HOLDING INC

UNAUDITED CONSOLIDATED INCOME STATEMENT

	For the six months ended
	6/30/2023	6/30/2022
Revenues:
Technology service	67,000	-
Cross-border remittance platform services	2,119	200
Total Revenues	69,119	200

Cost and operating expenses:
Cost of bitcoin mining	-	297,498
Cost of Goods Sold	-	-
Compensation and benefits	(114,707)	1,992,428
Stock based compensation	(78,036)	335,715
Professional and contract services	92,195	137,294
Marketing and advertising	5,671	305,425
Depreciation and amortization	443,957	30,369
Impairment of long-live assets	-	-
General, administrative, and other	202,589	413,921
Total operating expenses	551,669	3,512,651
Other income/ (Loss)
Other income, net	1,770	(8,765)
Interest income	-	19
Net Gain/(Loss) from disposal of assets	560	(3,279)
Net Gain/(Loss) from loan	(143,798)	(13,324)
Net Gain/(Loss) from disposal of Subsidiaries	140,851	(91,287)
Income tax and provision	-	-
Total Other Income /(Loss)	(616)	(116,636)
(Loss)/income before income taxes	(483,166)	(3,629,087)
Income tax Provision	-
Net income/(Loss)	(483,166)	(3,629,087)

Net loss attributable to noncontrolling interests

Net loss attributable to ordinary shareholders	(483,166)	(3,629,087)

Net loss per share attributable to Class B and Class A common stockholders
Basic	(0.00)	(0.02)
Diluted	(0.00)	(0.02)
Weighted average shares used in computation of net loss per share
Basic	219,005,594	208,207,711
Diluted	219,005,594	208,207,711

ROXE HOLDING INC

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	For the six months ended
	6/30/2023	6/30/2022
Cash flows from operating activities:
Net income (Loss)	(483,166)	(3,629,087)
Adjustments to reconcile net income to net cash provided by operating activities:	-	-
Depreciation and amortization	443,957	320,423
Stock-based Compensation	(78,036)	335,715
Non-cash gain (loss) from the sale of a subsidiary	4,627	-
Crypto mining equipment Impairment	-	-
Net loss on disposal of crypto mining equipment	-	2,316
Expense payment by crypto	-	173,722
Income received in crypto	(560)	964
Non-cash lease expenses	161,095	91,287
Non-Cash gain (Loss) of crypto asset disposal	-	-
Loss on sale of investment subsidiary	-	-
Unrealized loss from digital assets borrowings	-	7,658
Net change in operating assets and liabilities, net of effects of divestiture and acquisitions:	-	3,659,127
Prepaid expenses	51,767	-
Accounts receivable and other receivable	19,391	(1,326,918)
Lease liability	(178,887)	(216,940)
Accounts payable and accrued expenses	64,600	-
Tax payable	-	-
Net cash provided by operating activities	4,787	(581,734)
Cash flows from investing activities:
Disposal of subsidiaries	(226)	(65,854)
Related party loan payment	-	-
Proceeds of disposal of crypto mining equipment	-	-
Purchase computer and software	-	(2,659)
Purchase of crypto mining equipment	-	(233,000)
Cross border remittance platform	-	(1,440,549)
Investment in subsidiaries or other entities	(5,895)	-
Net purchase and sell from crypto	1,695	(4,050)
Net cash provided by operating activities	(4,426)	(1,746,111)
Cash flows from financing activities:
Shareholder additional paid-in capital	-	3,000,000
Net cash (used in) provided by financing activities	-	3,000,000
	-
Effect of exchange rate changes on cash and cash equivalents	360	25,812

Net increase (decrease) in cash and cash equivalents and restricted cash	722	697,966
Cash and cash equivalents and restricted cash at beginning of period	7,694	475,000
Cash and cash equivalents and restricted cash at end of period	8,416	1,172,967

ROXE HOLDING INC

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	June 30,		Years Ended December 31,		Years Ended December 31,		Years Ended December 31,
	2023		2022		2021		2020
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Class A Voting Common Stock
Balance, beginning of period	10,000,000	$200	10,000,000	$200	-	$-	-	$-
Issuance of Class A voting common stock	-	-	-	-	10,000,000	200	-	-
Share issued in connection with exercise of stock option under stock-based compensation plans	-	-	-	-	-	-	-	-
Conversion of Class C common stock to Class A common stock	-	-	-	-	-	-	-	-
Balance, end of period	10,000,000	200	10,000,000	200	10,000,000	200	-	-
Class B Voting Common Stock
Balance, beginning of period	209,005,594	4,180	191,009,122	3,820	-	-	-	-
Issuance of Class B Voting common stock			17,996,472	360	191,009,122	3,820	-	-
Share issued in connection with exercise of stock option under stock-based compensation plans	0	-	0	-	0	-	-	-
Conversion of Class B common stock to Class A common stock	-	-	-	-	-	-	-	-
Balance, end of period	209,005,594	4,180	209,005,594	4,180	191,009,122	3,820	-	-
Additional Paid in Capital
Balance, beginning of period	-	10,323,586	-	6,746,681	-	175,715	-	-
Sole shareholder contribution	-	-	-	-	-	-	-	-
Issuance of Class A voting common stock	-	-	-	-	-	-	-	-
Class B shareholder contribution without issuing new shares	-	-	-	-	-	-	-	175,715
Class B shareholder contribution with issuing new shares	-		-	2,999,512	-	6,290,996	-	-
Stock-based compensation expenses	-	(78,036)	-	577,394	-	279,970	-	-
Share issued in connection with exercise of stock option under stock-based compensation plans	-	-	-	-	-	-	-	-
Balance, end of period	-	10,245,550	-	10,323,586	-	6,746,681	-	175,715
Accumulated deficit	-	-	-	-	-	-	-	-
Balance, beginning of period	-	(8,414,457)	-	(297,982)	-	(195,680)	-	(135,647)
Net Loss	-	(483,166)	-	(8,116,476)	-	(102,302)	-	(60,033)
Balance, end of period	-	(8,897,623)	-	(8,414,457)	-	(297,982)	-	(195,680)
Accumulated other comprehensive income (loss)	-	-	-	-	-	-	-	-
Balance, beginning of period	-	-	-	-	-	-	-	-
Foreign currency translation gain	-	270	-	19,086	-	23,278	-	623
Balance, end of period	-	270	-	19,086	-	23,278	-	623
Total shareholder’s equity	219,005,594	1,352,578	219,005,594	1,932,595	201,009,122	6,475,997	-	(19,343)

ROXE HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Operations

Roxe Holding Inc. (the “Company”) is a blockchain infrastructure company that provides payment and digital commerce solutions. The Company was incorporated under the law of the State of Delaware and conducts business through its wholly owned US and foreign subsidiaries: its variable interest entity (“VIE”) (collectively “Roxe”). The Company disposed its variable interest entity (“VIE”) in 2022.

2. Summary of Significant Accounting Policies

Going Concern and Management Plans

Management has evaluated whether relevant conditions or events, considered in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern. Substantial doubt exists when conditions and events, considered in the aggregate, indicate it is probable that a company will not be able to meet its obligations as they become due within one year after the issuance date of its financial statements. Management’s assessment was based on the relevant conditions that were known or reasonably knowable as of the date when accompanying unaudited consolidated financial statements for the six months ended June 30, 2023, were issued.

The Company provided technology services to Fresh2 Technology Inc, which generated $67,000 revenue, and generated $2,119 from its cross-border remittance platform services. Apart from that, the company did not generate any other significant income during 2022 and 2023. The Company had net cash flows from operations of $4,787 and $(414,036), respectively, for the six months ended June 30, 2023, and the year ended December 31, 2022. As of June 30, 2023, and December 31, 2022, the Company’s accumulated deficit was $(8,897,623) and $(8,414,457), respectively. The cash and cash equivalent balance as of June 30, 2023, was $8,416. These raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements were available to be issued.

Management’s assessment of the Company’s ability to meet future obligations is inherently judgmental, subjective, and susceptible to change. The factors that it considered important in its going concern analysis include, but are not limited to, the Company’s future cash flow and operating budget. The Company does not have any debt covenants that will negatively affect its cashflow. These factors consider information including, but not limited to, its financial condition, liquidity sources, obligations due within one year after the issuance date of its accompanying financial statements, the funds necessary to maintain operations, and financial conditions, including negative financial trends or other indicators of possible financial difficulty.

Management intends to continue its efforts to improve its cross-border remittance and other services to become cash flow positive and may raise funds through private placement offerings from its shareholders. In the future, as the Company increases its customer base across the globe, the Company intends to launch new products and features that will provide future economic benefits beyond fiscal 2023.

Despite the above-mentioned management plans and efforts the management intends to take, the Company’s cash position may not be sufficient to support the Company’s daily operations. Therefore, management may have to raise additional funds by way of a private or public offering. While the Company believes in the viability of its strategy to commence operations and generate sufficient revenue and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate sufficient revenue and its ability to raise additional funds by way of a public or private offering.

The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Risks and Uncertainties

COVID-19 Impact

In December 2019, COVID-19 was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 as a “Public Health Emergency of International Concern”. The COVID-19 pandemic has resulted in significant economic disruption. During the pandemic, global travel and supply chains adversely impacted global commercial activity. Even though the initial impact of the COVID-19 pandemic has subsided, the Company may continue to experience adverse impacts to its business as a result of inflation, economic weakness, and lower disposable income. Therefore, the Company cannot reasonably estimate COVID-19’s future impact at this time.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Roxe Holding Inc., its subsidiaries, its consolidated VIE, and the VIE’s subsidiary.

The accompanying consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results. These adjustments are of a normal recurring nature. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation

Foreign denominated assets and liabilities are remeasured into the functional currency at exchange rates in effect at the balance sheet date and recorded through the income statements. Gains or losses resulting from foreign currency transactions are remeasured using the rates on the dates on which those elements are recognized during the period, and are included in general, administrative, and other expenses in the consolidated statements of operations.

Translation gains or losses resulting from translating the Company’s subsidiaries’ financial statements from the local functional currency to the reporting currency, net of tax, are included in accumulated other comprehensive gain or loss within shareholders’ equity in the consolidated balance sheets. Assets and liabilities are translated at the balance sheet date while revenues and expenses are translated at the date the transaction occurs or at an applicable average rate.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents include all non-restricted cash in banks and highly liquid investments with original maturities of 90 days or less at the time of purchase and cash held in accounts at cryptocurrency trading exchanges.

Accounts Receivable and Allowance for Doubtful

Accounts receivables are recorded at the invoiced amount less any allowance for doubtful accounts to reserve for potentially uncollectible receivables. To determine the amount of the allowance, the Company makes judgments about the creditworthiness of customers based on ongoing credit evaluation and historical experience. For the six months ended June 30, 2023, and the year ended December 31, 2022, the allowance for doubtful accounts was immaterial.

Business Combinations

The Company includes the results of operations of the businesses that it acquires from the date of acquisition. It determines the fair value of the assets acquired and liabilities assumed based on their estimated fair values as of the respective date of acquisition. The excess purchase price over the fair values of identifiable assets and liabilities is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates, and selection of comparable companies. The Company’s estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, it may record adjustments to the assets acquired.

When the Company issues payments or grants of equity to selling stockholders in connection with an acquisition, it evaluates whether the payments or awards are compensatory. This evaluation includes whether cash payments or stock award vesting is contingent on the continued employment of the selling stockholder beyond the acquisition date. If continued employment is required for the cash to be paid or stock awards to vest, the award is treated as compensation for post-acquisition services and is recognized. Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the Company’s consolidated statements of operations.

Fair Value Measurements

Certain financial instruments are required to be recorded at fair value. Other financial instruments, including cash and cash equivalents and restricted cash, are recorded at cost, which approximates fair value. Additionally, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short-term nature of these financial instruments.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets which range from 2 to 5 years for data processing equipment.

Management has assessed the useful lives of the Company’s crypto mining equipment used to verify cryptocurrency transactions and generate digital assets and believes they should be depreciated over a 3-year period.

Management tests impairment of long-lived assets when events occur that indicate an asset (asset group) may not be recoverable. When the undiscounted net cash flows to be generated from the use and eventual disposition of that asset (asset group) is less than the net carrying value of the asset (asset group), the Company compares the net carrying value of that asset (asset group) to the fair value of that asset (asset group). When the carrying value of the asset (asset group) is less than its fair value, the Company records the difference between the fair value and the carrying value of the asset (asset group) as an impairment on its consolidated statements of operations.

Operating Leases

The Company has non-cancelable lease agreements for certain of its offices with original lease terms expiring between 2021 and 2027. Leases are recorded as operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheets. The Company accounts for lease and non-lease components as a single lease component and does not record leases with an initial term of twelve months or less on the consolidated balance sheets. The Company uses its incremental borrowing rate based on the information available at the lease commencement date to determine the present value of lease payments over the lease term. The lease terms may include options to extend or terminate the lease when it is reasonably certain the company will exercise that option. Certain agreements have free rent periods or escalating rent payment provisions. Rent expense is recognized on a straight-line basis over the lease term.

Intangible Assets

Capitalized software development costs consist of costs incurred during the application development stage of the Company’s payment and digital commercial solution platform. Capitalized costs consist of salaries and compensation costs for employees, fees paid to third-party consultants who are directly involved in development efforts, and costs incurred for upgrades and enhancements to add functionality to the platform. Other costs that do not meet the capitalization criteria are expensed as incurred. Amortization of capitalized software costs started when the platform was ready for use in January 2023. The estimated useful life of the Company’s capitalized software is 5 years. The Company recognizes amortization expense for capitalized software on a straight-line basis. Other intangible assets are assets which are identifiable, lack physical substance—such as patents or exchange licensing agreements—and have future benefits. Intangible assets are recorded at the acquisition cost initially and amortized based on their estimated useful life.

Digital Assets

The Company accounts for its digital assets as indefinite-lived intangible assets in accordance with Accounting Standards Codification (“ASC”) 350, Intangibles — Goodwill and Other. The Company’s digital assets are initially recorded at cost. Subsequently, they are measured at cost, net of any impairment losses incurred since acquisition.

Digital assets accounted for as intangible assets are not amortized, but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital asset at the time its fair value is being measured. Impairment loss is reflected in other operating expenses in the consolidated statements of operations. As of June 30, 2023, and December 31, 2022, digital assets were immaterial.

Valuation of Other Long-lived Assets

For each reporting period, other long-lived assets are reviewed, such as intangible assets, excluding goodwill and property and equipment, for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of an asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets.

The fair value of finite-lived intangible assets and property and equipment is based on various valuation techniques. Any required impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results.

Share-Based Payments

Share-based payment awards with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation costs using the straight-line method over the requisite service period. The Company elected to account for forfeitures as they occur. The Company uses the Black-Scholes-Merton model to estimate the fair value of stock-based payments. The model requires management to make a number of assumptions, including the fair value and expected volatility of the Company’s underlying common stock, expected life of the option, risk-free interest rate, and expected dividend yield. The fair value of the underlying common stock is determined using an asset approach based on the application of an estimated cost to recreate method.

The expected stock price volatility assumption for the Company’s stock options is determined by using a weighted average of the historical stock price volatilities of comparable companies from a representative peer group, as sufficient trading history for the Company’s common stock is not available. The Company uses historical exercise information and contractual terms of options to estimate the expected term. The risk-free interest rate for periods within the expected life of the option is based on the U.S. Treasury zero coupon bonds with terms consistent with the expected term of the award at the time of grant. The expected dividend yield assumption is based on the Company’s history and expectation of no dividend payouts.

Revenue Recognition

The Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, the Company recognizes revenue when it satisfies a performance obligation when its customer obtains control of promised goods or services in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Company recognizes revenue based on the progress of the service provided, and the total price of the contract is allocated to each performance obligation when it is performed or when it is performed.

The Revenue from Technology Service includes the service fees earned from developing the customized blockchain platform and providing the related support to clients. The performance obligations from Technology Service are recognized over a period of time based on the percentage of completion.

The Company earns transfer revenues primarily from customers’ transaction fees. Fees are collected from customers at the time when the customers use the Company’s blockchain to send currencies. The Company recognizes revenue when the obligation of transfer of currency is completed.

The Company acquired crypto mining equipment during 2021, attempting to earn revenue from crypto mining activities.

Providing computing power in digital asset transaction verification services is an output of crypto mining’s ordinary activities. The provision of such computing power is the only performance obligation in crypto mining’s contracts. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, and which is not materially different than the fair value at contract inception or when the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the Company or operator of the mining pool of which the Company is a participant successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions. The fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt.

Cost of Bitcoin Mining

The Company’s cost of revenue consists primarily of direct costs of earning bitcoin related to mining operations, including depreciation, electric power costs, other utilities, labor, insurance, and others.

Segment Reporting

The Company follows ASC 280, Segment Reporting. The Company’s Chief Executive Officer and Chief Financial Officer as Chief Operating Decision-Maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as two separate segments. The Company operates and manages its business and services in two business segments: technology services and cross-border remittance services.

Tax Matters

The provision for income taxes is computed based on the pre-tax income (loss) included in the consolidated statements of operations. Deferred tax assets and liabilities are recorded based on the future tax consequences attributable to temporary differences that exist between the financial statements carrying value of assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards on a taxing jurisdiction basis. The Company measures deferred tax assets and liabilities using enacted statutory tax rates that will apply in the years in which the Company expects the temporary differences to be recovered or paid. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry-back or carry-forward periods provided for in tax law. If necessary, a valuation allowance is established to reduce deferred tax assets to an amount that is more likely than not to be realized. To the extent management believes that recovery is not likely, a valuation allowance is established in the period in which the determination is made.

In order to recognize and measure unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the consolidated financial statements. As of June 30, 2023, and December 31, 2022, there were no unrecognized tax benefits.

New Accounting Pronouncements Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The new credit impairment standard changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans, and other instruments, entities will be required to use a new forward-looking expected loss model that generally will result in the earlier recognition of allowances for credit losses. For available-for-sale debt securities with unrealized losses, entities will measure credit losses in a manner similar to what they do today, except that the losses will be recognized as allowances rather than as reductions in the amortized cost of the securities. To further assist with adoption and implementation of ASU 2016-13, the FASB issued the following ASUs:

●	ASU 2018-19 (Issued November 2018) — Codification Improvements to Topic 326, Financial Instruments – Credit Losses

●	ASU 2019-04 (Issued April 2019) — Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments

●	ASU 2019-05 (Issued May 2019) — Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief

●	ASU 2019-10 (Issued November 2019) — Financial Instruments - Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates

●	ASU 2019-11 (Issued November 2019) — Codification Improvements to Topic 326, Financial Instruments – Credit Losses

Recently Accounting Standards Issued but Not Yet Adopted

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This ASU changes how entities account for convertible instruments and contracts in an entity’s own equity and simplifies the accounting for convertible instruments by removing certain separation models for convertible instruments. This ASU also modifies the guidance on diluted earnings per share calculations. The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company does not believe the adoption of ASU 2020-06 will have a material impact on its consolidated financial statements.

The Company has determined that there have been no other recently adopted or issued accounting standards that had, or will have, a material impact on its consolidated financial statements.

3. Revenue Recognition

The following table is a summary of the Company’s revenue for the six months ended June 30, 2023, and the year ended December 31, 2022:

	For the six months ended
	June 30, 2023	June 30, 2022
Revenues:
Technology Service	$67,000	$-
Cross-border remittance platform services	2,119	200
Total Revenues	69,119	200

4. Net Loss Per Share

The Company computes net loss per share using the two-class method required for multiple classes of common stock. The Company has two classes of authorized common stock for which voting rights differ by class (see Note 5 for details regarding the voting rights, dividend of Class A and B).

Basic net loss per share is computed by dividing net loss attributable to each class of shareholders by the weighted-average number of shares of stock outstanding during the period, adjusted for vested restricted stock units that have not been settled and restricted stock awards for which the risk of forfeiture has not yet lapsed.

The numerators and denominators of the basic and diluted net loss per share computations for common stock are calculated as follows for the six months ended June 30, 2023, and 2022:

	Six Months Ended June 30,
	2023		2022
	Class A Common Share	Class B Common Share	Class A Common Share	Class B Common Share
Net Loss	$(22,062)	$(461,104)	$(177,479)	$(3,451,608)
Net Loss attributable to common stockholders	$(22,062)	$(461,104)	$(177,479)	$(3,451,608)

Weighted-average common share-basic	10,000,000	209,005,594	10,000,000	194,479,782
Diluted shares
Weighted-average common share-diluted	10,000,000	209,005,594	10,000,000	194,479,782
Net Loss per share attributable to common stockholders
Basic	$(0.002)	$(0.002)	$(0.018)	$(0.018)
Diluted	$(0.002)	$(0.002)	$(0.018)	$(0.018)

For the six months ended June 30, 2023, and 2022, share options outstanding were excluded from the calculation of diluted net loss per common share, as their inclusion would have been anti-dilutive for the periods subscribed. There were 12,938,246 and 16,770,276 outstanding options as of June 30, 2023 and December 31, 2022, respectively.

5. Shareholders’ Equity

Common Stock

As of December 31, 2022, and 2021, the Company had 10,000,000 shares of Class A voting common stock and 240,000,000 shares of Class B voting shares authorized, each with a par value of $0.00002 per share. As of December 31, 2022, 17,996,472 Class B shares were issued. As of December 31, 2021, 10,000,000 Class A shares were issued, and 191,009,122 Class B shares were issued. Class A shares have 30 votes per share and Class B shares have 1 vote per share.

The Company received a capital contribution of $3,000,000 in 2022 against 17,996,472 Class B shares. 1,858,995 of those 17,996,472 shares were delivered. As of Dec 31, 2022, the remaining balance of 16,137,477 was in the administrative process of being delivered and was included in the computation of the common share and the loss per share in the financial statements. The actual delivery date of 16,137,477 shares was June 30, 2023.

As of June 30. 2023, the Company had 10,000,000 shares of Class A voting common stock authorized and issued, and 240,000,000 shares of Class B voting stock authorized and 209,005,294 shares issued.

Stock-based Compensation Plan

In July 2021, the board of directors adopted the 2021 Equity Incentive plan, which provides for the grant of incentive stock options to employees, including employees and consultants of any parent or subsidiary, and for the grant of stock options, restricted stock unit awards, and other forms of stock awards to employees, directors, and consultants, including employees and consultants of affiliates.

As of June 30, 2023 and December 31, 2022, there were no restricted stock units or awards granted except for employee stock options.

Stock Options

The following table summarizes the stock option award activity under the 2021 Equity Incentive Plan during the six months ended June 30, 2023 and the years ended December 31, 2022, and 2021:

	Number of Class B Share options	Weight average exercise price	Weight average grant date fair value	Weight average remaining contractual life	Aggregate Intrinsic value per share
Outstanding as of December 31, 2021	18,331,526	$1.06	$0.17	9.71	-
Granted	2,010,000	$1.36	$0.15	9.11
Exercised	-
Forfeited and cancelled	(3,571,250)	$0.72	$0.20
Outstanding as of December 31, 2022	16,770,276	$1.08	$0.16	9.11	-
Exercisable as of December 31, 2022	3,237,103	$0.40	$0.23	8.75
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited and cancelled	(3,832,030)	$0.47	$0.22
Outstanding as of June 30, 2023	12,938,246	$1.26	$0.13	8.27
Exercisable as of June 30, 2023	1,740,969	$0.79	$0.19	0.00

The weighted average grant date fair value of stock option awards using the Black-Scholes option pricing model was $0.13 and $0.16 for each share subject to a stock option granted during the six months ended June 30, 2023, and the year ended December 31, 2022, respectively, based on the following assumptions:

	Six Months Ended June 30,
	2023	2022
Expected term of options in years	6.25	6.25
Expected volatility	126.12%	126.12%
Risk-free interest rate	1.06%-1.92%	1.06%-1.92%

6. Business Acquisitions and Divestitures

In 2021, the Company acquired Roxe Mining Inc. for $600. In 2022, Roxe Ming inc. and Roxe HK Limited were disinvested with zero consideration. The loss from disinvestment was ($91,287). In 2023, there were no acquisitions or divestitures.

7. Other Payables

Other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business.

Other payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Other payables are accounted for at cost which generally approximates fair value.

The following table is other payables as of June 30, 2023, and December 31, 2022:

	June 30, 2023	December 31, 2022
Payable to related party	$56,872	$28,000
Payable to customers	143,716	139,784
Other payables	$200,589	$167,784

8. Related Party Transactions

From time to time, the Company’s related parties, mainly the company’s CEO Haohan Xu, Apifiny Inc. that is controlled by Haohan Xu, and Xiaoyu Li, a director of the company, may make payments or receive funds on behalf of the company. The below table provides a summary of such transactions. Some of the transactions were settled by digital assets.

Related Party	Nature of the party	Relationship with the Group
Haohan Xu	Individual	CEO
Xiaoyu Li	Individual	Director
Apifiny Inc.	Company	Hanhan Xu, CEO controlled

Related Party Balance

As of June 30, 2023 and December 31, 2022, the Company had nil and $32,495 receivable from Apifiny Inc., whose controlling shareholder is the CEO of Roxe.

	As of June 30, 2023				As of December 31, 2022
	paid to	receivable from	Balance	paid to	receivable from	Balance
Due from related parties:
Xiaoyu Li	-	14,524	3,481	18,005	-	18,005
Apifiny Inc	353,605	386,100	-	150,000	357,900	32,495
Due from related parties, net	353,605	400,624	3,481	168,005	357,900	50,500

	As of June 30, 2023			As of December 31, 2022
	paid to	receivable from	Balance	paid to	receivable from	Balance
Due to related parties:
Haohan Xu	-	-	(18,000	168,466	-	(18,000)
Xiaoyu Li	-	2,017	(12,017	107,659	76,280	(10,000)
Apifiny Inc	150	27,005	(26,855	200,960	188,000	-
Due to related parties, net	150	29,022	(56,872	477,085	264,280	(28,000)

9. Property and Equipment

Property and equipment consisted of the following:

	As of June 30, 2023	As of December 31, 2022
Computers and software	$2,659	$2,659
Crypto mining equipment	2,357,524	2,357,524
Furniture and equipment	4,660	-
Total	2,364,843	2,360,183
Accumulated depreciation	(584,303)	(583,860)
Impairment of crypto mining equipment	(1,774,476)	(1,774,476)
Net	$6,063	$1,846

Depreciation of computers and software and furniture was $443, and depreciation of crypto mining equipment was nil, for the six months ended June 30, 2023. Depreciation of computers and software was $812, and depreciation of crypto mining equipment was $583,048 for the year ended December 31, 2022. No depreciation was reported as cost of bitcoin mining for the six months ended June 30, 2023, and $491,615 of the depreciation was reported as the cost of bitcoin mining for the year ended December 31, 2022.

The Company tests the long-lived asset (asset group)’s recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable according to ASC 360. The Company tests its long-lived assets and, if applicable, liabilities at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of the other assts and liabilities. The Company then estimates the future net undiscounted cash flows expected to be generated from the use of the long-lived asset (group) and its eventual disposal. If the estimated undiscounted cash flows are less than the carrying amount of the long-lived asset (group), the Company records the difference between the fair market value of the asset and its carrying value, and, when appropriate, as an impairment and reports it on the Company’s consolidated statements of operations.

In 2022, the Company was not able to earn meaningful income from crypto mining activities; the Company performed tests for impairment of the Crypto Mining Equipment and has determined that the assets were impaired. The Company used the cash flow estimation approach to estimate the fair value of the crypto mining equipment. It was determined that the fair value of the crypto mining equipment was zero at that time. The Company does not expect the crypto mining equipment it holds to generate any future cash flow because the age of the machine made it difficult to join a crypto mining pool. An impairment of $1,774,476 was recorded in 2022.

10. Intangible Assets

Intangible assets consisted of the following:

	As of June 30, 2023	As of December 31, 2022
Cross-border remittance platform services	$4,262,838	$4,281,924
Total	$4,262,838	$4,281,924
Accumulated amortization	(528,514)	(85,000)
Net	$3,734,324	$4,196,924

Amortization expenses of intangible assets were $528,514 and $85,000 for the six months ended June 30, and the year ended December 31, 2022.

The expected future amortization expenses for the capitalized software intangible assets as of June 30, 2023, are as follows:

2023	$443,514
2024	887,029
2025	887,029
2026	862,029
2027	654,724
Total amortization expense	$3,734,324

11. Leases

The Company’s leases consist primarily of operating leases for office spaces. The right of use asset and the lease liability are calculated based on the remaining minimum rental payments under current leasing standards of existing operating leases. The reduction in the carrying amount of the right of use asset and changes in the lease liability are presented within “operating activities” on the consolidated statements of cash flows. The lease expenses were $161,095 and $402,152 for the six months ended June 30, 2023, and the year ended December 31,2022, respectively. The lease expenses were included in the consolidated statements of operations.

The maturities of the Company’s lease liabilities as of June 30, 2023, were as follows:

Year ending December 31,	Operating Lease
2023	$182,018
2024	367,221
2025	373,647
2026	380,186
2027	191,742
Total Lease payments	$1,494,814
Less: Imputed interest	(120,624)
Present value of lease liabilities	$1,374,190

12. Segment Information

In 2023, the Company manages and operates its business in two reportable operating segments - technology services and cross-border remittance platform services. In 2022, the Company operated in three reportable operating segments - technology services, bitcoin mining and cross-border remittance platform services

The following table presents certain information regarding our operating segments for the six months ended June 30, 2023, and the year ended December 31, 2022: In 2022 the Company had three operating segments consisting of technology services, cross-border remittance platform services and Bitcoin mining.

June 30, 2023	Technology Service	Bitcoin Mining	Cross-border remittance platform services	Total
Revenue	$67,000	$-	$2,119	$69,119
Net Loss	36,557	-	(519,722)	(483,166)
Interest expense (Income), Net	-	-	-	(19)
Depreciation	30,443	-	413,514	443,957
EBITDA	67,000	-	(106,208)	(39,208)
Total Assets	253,403	-	4,808,590	5,061,994

December 31, 2022	Technology Service	Bitcoin Mining	Cross-border remittance platform services	Total
Revenue	$-	$-	$710	$710
Net Loss	-	(2,278,696)	(5,837,779)	(8,116,475)
Interest expense (Income), Net	-	-	(19)	(19)
Depreciation	60,812	491,615	-	552,427
EBITDA	60,812	(1,787,081)	(5,837,798)	(7,564,067)
Total Assets	44,710	361,442	5,320,598	5,726,750

13. Income Tax

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to tax on its income or capital gains.

Hong Kong

Under Hong Kong tax laws, the Company’s subsidiaries in Hong Kong are subject to Hong Kong profit tax rates at 8.25% on assessable profit of HKD 2,000,000 and 16.5% on any part of assessable profits over HKD 2,000,000. For the year ended December 31, 2022 and 2021, Roxe’s Hong Kong subsidiaries did not have any assessable profits arising in or derived from Hong Kong. The tax benefits from the net operation loss were fully reserved.

PRC

The enterprise income tax (“EIT”) law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The EIT rate for Roxe’s Chinese subsidiary entities operating in the PRC is 25%. No tax provision for the EIT was accrued for the six months ended June 30, 2023, and the year ended December 31, 2022. The tax benefits related to the net operation loss in China were fully reserved.

US

The Company files consolidated federal tax returns and applicable state and local income tax returns to report its US entities’ tax and GILTI tax inclusion. The Company had no GILTI obligations for the six months ended June 30, 2023, and the year ended December 31, 2022.

The following table presents the domestic and foreign components of income tax provision:

Income Tax Provision	Six months ended June 30, 2023	Year ended December 31, 2022
Current income taxes provision
US	$-	$-
Foreign	-	-
Total Current income taxes provision	$-	$-

Deferred Income taxes provision (benefits)
US	-	-
Foreign	-	-
Total deferred income taxes provision	-	-
Total income tax provisions	$-	$-

A reconciliation of the income tax provision, based on the U.S. federal statutory rate, to the Company’s actual income tax provision for the six months ended June 30, 2023, and the year ended December 31, 2022 is as follows:

	Six months ended June 30, 2023		Year ended December 31, 2022
Income (loss) before tax provision	(483,166)		(8,116,475)
Tax at statutory tax rate (21%)	(101,465)	21%	(1,692,583)	21%
Effect of different taxation rates in other countries/jurisdiction	-	0.00%	8,029	0%
Acquisitions and divestitures	-	0%	320,276	-4%
stock-based compensation benefits and its valuation allowance	(16,388)	3%	121,253	-1%
change in other deferred tax valuation allowance	117,852	-24%	1,243,025	-15%
Income tax expense (benefit)	-	0%	-	0%

For the six months ended June 30, 2023, and the year ended December 31, 2022, the Company’s US entity had a taxable profit of nil and the Company’s foreign operation had a taxable profit of nil. In 2021, the Company’s US entity had a taxable profit of approximately $1,414,329. The Company’s foreign operation had a taxable loss of approximately $(823,902). Roxe Holding Inc. directly or indirectly wholly owns the foreign corporations, therefore, the foreign corporations included in the consolidation are Controlled Foreign Corporations. The Company does not believe the deferred tax benefits from the foreign corporation’s net operating loss are realizable and therefore has recorded the entire amount as an evaluation allowance.

The Company’s effective tax rate was zero in 2022 primarily due to valuation allowances on its deferred tax assets as it is more likely than not that some or all of its deferred tax assets will not be realized. In determining the Company’s provision for (benefit from) income taxes, net deferred tax assets, liabilities, and valuation allowances, management is required to make estimates and judgments related to projections of domestic and foreign profitability, the timing and extent of the utilization of net operating losses (“NOL”) carryforwards, and applicable tax rates. The Company operates in different tax jurisdictions and is required to calculate and provide for estimated income tax liabilities for each of the tax jurisdictions in which it operates. This process involves estimating current tax obligations and exposures in each jurisdiction, as well as making judgments regarding the future recoverability of deferred tax assets. Changes in the estimated level of annual pre-tax income, changes in tax laws—particularly changes related to the utilization of NOLs in various jurisdictions—and changes resulting from tax audits can all affect the overall effective income tax rate which, in turn, impacts the overall level of income tax expense or benefit and net income. Estimates and judgments related to the Company’s projections and assumptions are inherently uncertain. Therefore, actual results can differ materially from projections. The Company considers the following factors, among other matters, when determining whether some portion or all the deferred tax assets will more likely than not be realized: the nature, frequency, and severity of recent losses; forecasts of future profitability; the duration of statutory carry-forward years; Roxe’s experience with tax attributes expiring unused; and tax planning alternatives. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry-forward years provided for in tax law.

The Company files income tax returns in the U.S. (federal and state) and numerous foreign jurisdictions. It is currently not under any examination by the IRS. All net operating losses generated to date are subject to adjustment for U.S. federal and New York income tax purposes. As of June 30, 2023, and December 31, 2022, Roxe has no unrecognized tax benefits.

The significant components of the Company’s deferred tax assets were as follows:

	As of June 30, 2023	As of December 31, 2022
Deferred tax benefits of operation loss carry forwards	$2,608,130	$2,443,853
Valuation allowance	(2,608,130)	(2,443,853)
Total deferred tax assets, net	$-	$-

14. Fair Value Measurements

The Company measures financial instruments at fair value on a recurring basis and recognizes transfers within the fair value hierarchy at the end of the fiscal quarter in which the change in circumstances that caused the transfer occurred.

The following table summarizes fair value measurements by level on June 30, 2023, for assets and liabilities measured at fair value on a recurring basis.

	December 31, 2022					December 31, 2021
	Level 1	Level 2	Level 3	Level 4	Total	Level 1	Level 2	Level 3	Level 4	Total
Assets
Cash and cash equivalents	8,416	-	-	-	8,416	7,694	-	-	-	7,694
Total cash, cash equivalents and restricted cash	$8,416	$-	$-	$-	$8,416	$7,694	$-	$-	$-	$7,694

15. Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued. Except for the subsequent events disclosed in Note 1 and that which is described below, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the condensed consolidated financial statements.

The Company disinvested all of its Asian entities in 2022 for the nominal consideration of 1 HKD.

In 2023, the Company founded YIIT Inc., an online food delivery service. The Company attempts to integrate AI technology and Roxe’s payment network to provide such services.

On July 17, 2023, Fresh2 Group Limited, a Nasdaq listed company, acquired 51% of Roxe Holding Inc. The total consideration was paid in 110,476,291 Class A ordinary shares of Fresh 2 Group Limited. The estimated value of those shares was approximately $30.6 million based on the average trading price of Fresh2 Group Limited’s ADSs for the prior 90 trading days (each ADS represents 20 Class A ordinary shares). On November 6, 2023, Fresh2 Group Limited acquired 47.64% of Roxe Holding Inc. The total consideration was paid in 139,542,221 Class A ordinary shares of Fresh 2 Group Limited. The estimated value of those shares was approximately $23.16 million based on the average trading price of Fresh2 Group Limited’s ADSs for the prior 150 trading days. Haohan Xu is the CEO and a shareholder of both companies.